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October 18, 2021

VIA EDGAR TRANSMISSION

Edwin Kim
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street NE
Washington, D.C. 20549

Re:	Wejo Group Ltd.
Amendment No. 3 to Registration Statement on Form S-4
Filed October 7, 2021
File No. 333-257964

Dear Mr. Kim:

On behalf of our client, Wejo Group Ltd. (“Wejo”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 15, 2021, relating to Amendment No. 3 to the Registration Statement on Form S-4 (as amended, the “Registration Statement”) filed with the Commission on October 7, 2021. In connection with this response, Wejo is filing, electronically via EDGAR to the Commission, a revised Registration Statement (the “Amended Registration Statement”) on the date of this response letter.

For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such response are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such terms in the Amended Registration Statement.

Amendment No. 3 to Form S-4, Filed October 7, 2021

Material U.S. Federal Income Tax Considerations of the Business Combination to Holders of Wejo Shares, page 137

1.	Comment: In response to prior comment 4, you disclose the following on page 139: “For U.S. federal income tax purposes, subject to the PFIC rules discussed below, the surrender by holders of Wejo shares and the acquisition of Company Common Shares by holders of Wejo shares in exchange therefor resulting from the Wejo Purchase, taken together with the Merger and the PIPE Investment, should qualify as a Section 351 Exchange” and “[a] U.S. holder that owns Wejo shares and that exchanges such Wejo shares for Company Common Shares as a result of the Wejo Purchase generally should not recognize gain or loss.” Please support these representations regarding the tax free nature of the exchange of Wejo shares for company common stock with an opinion of counsel.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on page 136 of the Amended Registration Statement and filed an opinion of counsel as Exhibit 8.3 to the Amended Registration Statement, both of which support the representations regarding the tax free nature of the exchange of Wejo shares for Company Common Shares.

[Remainder of Page Intentionally Left Blank]

Securities and Exchange Commission
October 18, 2021

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8891 or by e-mail at jackie.cohen@weil.com.

Sincerely yours,

/s/ Jackie Cohen
Jackie Cohen

cc:	John Maxwell, Director, Wejo Group Ltd.